UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

SCOTT’S LIQUID GOLD-INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

810202101

(CUSIP Number)

Paula L. Skidmore

Nadel and Gussman, LLC

15 East 5th Street, Suite 3200

Tulsa, Oklahoma 74103

(918) 538-3333

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810202101

1	NAMES OF REPORTING PERSONS Yorktown Avenue Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,530
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 106,530
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,530
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 810202101

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 810202101

1	NAMES OF REPORTING PERSONS Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,530
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,530
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 810202101

1	NAMES OF REPORTING PERSONS James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,530
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,530
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 810202101

1	NAMES OF REPORTING PERSONS Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,530
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,530
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 810202101

This Amendment No. 6 to Schedule 13D amends the Schedule 13D originally filed on April 18, 2006, as amended through Amendment No. 5 thereto (“Amendment No. 5”) filed on October 16, 2008 (as so amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D. This Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2.	Identity and Background

Item 2 is hereby amended in its entirety to read as follows:

This Amendment No. 6 is jointly filed by Yorktown Avenue Capital, LLC (“Yorktown”), Boston Avenue Capital LLC (“Boston”), Stephen J. Heyman, James F. Adelson, and Charles M. Gillman (the “Reporting Persons”).

The principal business of Yorktown and Boston is investing in securities. Stephen J. Heyman and James F. Adelson are the sole Managers of Yorktown and Boston. Charles M. Gillman is the portfolio manager of Yorktown and Boston.

The principal occupation of each of Stephen J. Heyman and James F. Adelson is independent oil and gas exploration and development. Messrs. Heyman and Adelson are also the sole Managers of Nadel and Gussman, LLC, a management company that employs personnel for their affiliated business entities.

Charles M. Gillman is employed by Nadel and Gussman, LLC, to provide portfolio management services to certain business entities related to family members of Herbert Gussman. Mr. Gillman is also the principal of Value Fund Advisors, LLC.

The principal business address of for each of the Reporting Persons is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.

Each of Yorktown and Boston is organized under the laws of the State of Oklahoma.

Messrs. Heyman, Adelson and Gillman are U.S. citizens.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

As of November 9, 2012, the Issuer had 10,937,000 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2012, filed November 14, 2012.

As of the date hereof, Yorktown directly beneficially owns 106,530 shares (1%) of the Issuer’s Common Stock. Yorktown has sole direct voting and dispositive power over these shares.

None of Messrs. Heyman, Adelson or Gillman directly beneficially owns any shares of the Issuer’s Common Stock. As the sole Managers of Yorktown, Messrs. Heyman and Adelson have indirect, shared voting and dispositive power over the shares of Common Stock directly owned by Yorktown. As portfolio manager of Yorktown, Mr. Gillman has indirect, shared voting and dispositive power over the shares of Common Stock directly owned by Yorktown. As a result, Messrs. Heyman, Adelson, and Gillman may each be deemed to be an indirect beneficial owner of shares of Common Stock held by Yorktown. Messrs. Heyman, Adelson, and Gillman disclaim beneficial ownership of the Common Stock held by Yorktown except to the extent of their pecuniary interest therein.

The transactions in the shares of Common Stock by Yorktown and Boston during the period since the filing of Amendment No. 5 are set forth in Attachment A and are incorporated herein by reference.

CUSIP No. 810202101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Charles M. Gillman is the principal of Value Fund Advisors, LLC (“VFA”).

VFA is no longer a Manager of Yorktown and Boston.

VFA was an investment advisor to Yorktown and Boston through December 31, 2008.

The right of VFA to an observer at meetings of the Board of Directors of the Issuer ceased on or about November 12, 2012, in accordance with Section 3.2 of the Board Observer Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Undertaking, dated April 1, 2013, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP No. 810202101

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2013

YORKTOWN AVENUE CAPITAL, LLC

By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F. ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN

CUSIP No. 810202101

ATTACHMENT A

Reporting Person	Trade Date	Transaction Type(1)	No. of Shares	Price Per Share ($)
Boston	03-14-2011	Sale	88,000	$0.2498
Boston	03-15-2011	Sale	23,000	$0.25
Boston	03-18-2011	Sale	6,000	$0.26
Boston	10-17-2012	Sale	49,129	$0.1256
Boston	10-18-2012	Sale	75,000	$0.12
Yorktown	10-19-2012	Sale	32,500	$0.12
Boston	10-22-2012	Sale	50,000	$0.12
Boston	10-23-2012	Sale	164,479	$0.12
Yorktown	10-23-2012	Sale	45,521	$0.12
Yorktown	10-24-2012	Sale	150,000	$0.12
Yorktown	10-25-2012	Sale	133,371	$0.12
Yorktown	11-01-2012	Sale	325,000	$0.1308
Yorktown	11-12-2012	Sale	330,000	$0.142

(1)	All trades were made in the open market.